UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TG Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88322Q108

(CUSIP Number)

LFB Biotechnologies S.A.S.U.

3, avenue des Tropiques

BP 40305

91 958 Courtaboeuf Cedex, France

Attn: Capucine Asseo

(+33) 169821030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 88322Q108

1	NAME OF REPORTING PERSONS LFB Biotechnologies, S.A.S.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,614,855
	8	SHARED VOTING POWER 7,614,855
	9	SOLE DISPOSITIVE POWER 7,614,855
	10	SHARED DISPOSITIVE POWER 7,614,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,614,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%**
14	TYPE OF REPORTING PERSON OO

**	Based on 78,010,112 shares of common stock, par value $0.001 per share, outstanding as of May 1, 2018, as reported in TG Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

CUSIP NO. 88322Q108

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by LFB Biotechnologies, S.A.S.U., a société par actions simplifée established under the laws of France (“LFB”), with respect to the beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of TG Therapeutics, Inc., a Delaware corporation (the “Company”).

This Amendment amends and supplements the Schedule 13D initially filed by LFB with the Securities and Exchange Commission (the “SEC”) on November 15, 2012 and amended on May 11, 2015 (the “Schedule 13D/A”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D/A. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D/A.

This amendment is being filed to make certain address updates, to report that the Reporting Person is no longer the beneficial holder of more than 10% of the Company’s securities and to report that in connection therewith the Reporting Person no longer has the ability to appoint a director to the Company’s board of directors.

Item 1 – Security and Issuer

Item 1 of Schedule 13D/A is hereby amended to delete the language in Item 1 in its entirety and replace the language in Item 1 with the language set forth below:

“This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of TG Therapeutics, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2 Gansevoort Street, 9th Floor, New York, NY 10014.”

Item 2 - Identity and Background

Item 2 of Schedule 13D/A is hereby amended to change the name of “LFB Biotechnologies, S.A.S.” to “LFB Biotechnologies, S.A.S.U.” and to change the address of each of LFB and Laboratoire Francais to the address set forth below:

“3, avenue des Tropiques

BP 40305

91 958 Courtaboeuf Cedex, France”

Item 2 of Schedule 13D/A is also hereby amended to add the following disclosure as the third paragraph of Item 2:

“The directors and executive officers of each of LFB and Laboratoire Francais, and their respective business addresses, principal occupations and citizenship, are set forth in Annex A hereto.”

Item 4 - Purpose of Transaction

Item 4 of Schedule 13D/A is hereby amended by deleting the fourth and fifth sentences of Item 4 in their entirety and inserting the following immediately after the third paragraph of Item 4:

CUSIP NO. 88322Q108

The Exchange Agreement contains a provision pursuant to which LFB has the right to have a representative appointed to the Company’s board of directors. Under this provision, on November 9, 2012, Dr. Yann Echelard was appointed as LFB’s representative to the Company’s board of directors. Effective May 15, 2018, Dr. Echelard no longer serves as LFB’s representative to the Company’s board of directors. Previously, on April 27, 2018, Dr. Echelard resigned the position of CEO of rEVO Biologics a wholly owned subsidiary of LFB. Also, effective May 30, 2018, LFB irrevocably waived the obligation of the Company’s board of directors to nominate a replacement designee of LFB for election to the board. In addition, LFB no longer has the right to nominate a director to serve on the Company’s board of directors since LFB owns less than 10% of the outstanding shares of the Company’s Common Stock.

LFB will continue to evaluate its investment in the Company and expects to continue to engage in communications with, without limitation, one or more stockholders of the Company, management of the Company and/or one or more members of the Company’s board of directors. LFB expects that it will, from time to time, review its investment position in the Company and may, depending on the Company’s performance and other market conditions, dispose of Common Stock either in the open market or in privately-negotiated transactions, depending upon LFB’s evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to LFB, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, LFB may also decide to hold all or part of its investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.”

Item 5 - Interest in Securities of the Issuer

Item 5 of Schedule 13D/A is hereby amended by deleting the sentence “This represents approximately 15.0% of the Company’s outstanding Common Stock.” and in lieu thereof substituting the following:

“This represents approximately 9.8% of the Company’s outstanding Common Stock.”

CUSIP NO. 88322Q108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.U.

Date: June 18, 2018	By:	/s/ Denis Delval
Denis Delval Director and Chief Executive Officer

CUSIP NO. 88322Q108

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

Directors and Executive Officers of LFB:

The name, citizenship and present principal occupation or employment of each director and executive officer of LFB are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with LFB. The business address of each of the below individuals is 3, avenue des Tropiques, BP 40305, 91 958 Courtaboeuf Cedex, France.

Name	Citizenship	Present Principal Occupation or Employment
Denis Delval	France	Director and Chief Executive Officer

Directors and Executive Officers of Laboratoire Francais:

The name, citizenship and present principal occupation or employment of each director and executive officer of Laboratoire Francais are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Laboratoire Francais. The business address of each of the below individuals is 3, avenue des Tropiques, BP 40305, 91 958 Courtaboeuf Cedex, France.

Name	Citizenship	Present Principal Occupation or Employment
Denis Delval	France	Director and Chief Executive Officer

Laurence Megard	France	Administrator (Director)

Pascale Augé	France	Administrator (Director)

François Auvigne	France	Administrator (Director)

Corinne Fau	France	Administrator (Director)

Dominique Saint Picq	France	Administrator (Director)

Wilhelmus Stevens	France	Administrator (Director)

Jérôme Wacrenier	France	Administrator (Director)

Cédric Garcin	France	Administrator (Director)

Eric Drappe	France	Administrator (Director)

Gilles Brisson	France	Administrator (Director)